Report of Independent Registered Public Accounting Firm

The Board of Trustees of
The Dreyfus/Laurel Funds Trust:

We have examined management's assertion, included in
the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that Dreyfus Tax Managed Balanced
 Fund, a series of The Dreyfus/Laurel Funds Trust
(the "Trust"), (the "Fund"), complied with the
requirements of subsections (b) and (c) of Rule 17f-2
under the Investment Company Act of 1940 (the Act) as
of March 31, 2008.  Management is responsible for the
Fund's compliance with those requirements.  Our
responsibility is to express an opinion on management's
assertion about the Fund's compliance based on our
examination.
Our examination was conducted in accordance with the
standards of the Public Company Accounting Oversight
Board (United States) and, accordingly, included
examining, on a test basis, evidence about the Fund's
compliance with those requirements and performing such
other procedures as we considered necessary in the
circumstances.  Included among our procedures were the
following tests performed as of March 31, 2008 and with
 respect to agreement of security purchases and sales,
for the period from August 31, 2007 (the date of our
last examination) through March 31, 2008:
1. 	Examination of Mellon Bank N.A.'s
(the Custodian") security position reconciliations for
all securities held by sub custodians and in book
entry form;
2.	Confirmation of all securities hypothecated,
pledged or placed in escrow with brokers;
3. 	Inspection of documentation of other securities
 held in safekeeping by Custodian but not included
in 1) and 2) above;
4.	Reconciliation between the Fund's accounting
records and the custodian's records as of March 31,
2008 and verified reconciling items;
5.	Confirmation of pending purchases for the Fund
as of March 31, 2008 with brokers, and where responses
were not received, an inspection of documentation
corresponding to subsequent cash payments;
6.	Agreement of pending sales activity for the Fund
 as of March 31, 2008 to documentation of corresponding
subsequent cash receipts;
7.	Agreement of Trust's trade tickets for two
purchases and two sales or maturities for the period
August 31, 2007 (the date of our last examination)
through March 31, 2008, to the books and records of the
Fund noting that they had been accurately recorded and
subsequently settled;
8.	We reviewed Mellon Global Securities Services
Report on Controls Placed in Operation and Tests of
Operating Effectiveness ("SAS 70 Report") for the
period January 1, 2007 through December 31, 2007 and
noted no negative findings were reported in the areas
 of Asset Custody and Control; and
9.	We inquired of the Custodian who concurred that
 all control policies and procedures detailed in
Section IV Control Objectives, Controls, and Tests of
Operating Effectiveness of the SAS 70 Reports, have
remained in operation and functioned adequately from
January 1, 2008 through March 31, 2008. In addition,
we obtained written representation from the Custodian
confirming the above.
We believe that our examination provides a reasonable
basis for our opinion.  Our examination does not
provide a legal determination on the Fund's compliance
 with specified requirements.
In our opinion, management's assertion that the Fund
complied with the requirements of subsections (b) and
 (c) of Rule 17f-2 of the Investment Company Act of
1940 as of March 31, 2008, with respect to securities
reflected in the investment accounts of the Fund is
fairly stated, in all material respects.
This report is intended solely for the information
and use of management and the Board of Trustees of
the Fund and the Securities and Exchange Commission
and is not intended to be and should not be used by
anyone other than these specified parties.
/s/KPMG LLP
New York, New York
June 27, 2008




June 27, 2008


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus Tax Managed Balanced Fund, a series of The Dreyfus/Laurel Funds Trust, (the "Fund"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of
Investments by Registered Management Investment
Companies," of the Investment Company Act of 1940.
Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule
17f-2 as of March 31, 2008 and from August 31, 2007 through March 31, 2008.
Based on the evaluation, Management asserts that the Fund was in compliance with the requirements of ubsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of March 31, 2008 and from
August 31, 2007 through March 31, 2008 with respect to securities reflected in the investment account of the Fund.

The Dreyfus/Laurel Funds Trust


Robert Salviolo
Assistant Treasurer